SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AVIVA PLC

2014 Interim Dividend on Aviva plc Ordinary Shares and Dividend on 8 3/8% Cumulative Irredeemable Preference Shares

Interim Dividend on Ordinary Shares of 25p

Title of Security	Ordinary shares of 25p each
Interim dividend for the financial year ending	31 December 2014
Net amount payable in cash per share	5.85 pence
Rate of tax deduction	1/9th
Date dividend declared	7 August 2014
Date and time by which Transfer must be lodged with the Company for transferees to receive this dividend	10 October 2014
Date of dividend payment for holders of Aviva ordinary shares	17 November 2014
Date of dividend payment for holders of Aviva American Depositary Receipts (ADRs)	21 November 2014

Ordinary shareholders who wish to participate in the Dividend Reinvestment Plan (DRIP) must elect to reinvest their dividend by 27 October 2014.

Dividend on 8 3/8% Cumulative Irredeemable Preference Shares of £1

Title of Security	8 3/8% Cumulative Irredeemable Preference shares of £1
Half year period to	30 September 2014
Rate per cent actual/ Amount payable in cash per share	4.1875% per share NET
Rate of tax deducted / credited	1/9th
Date and time by which Transfer must be lodged with the Company for transferees to receive this dividend	5 September 2014
Date of dividend payment	30 September 2014

Date: 7 August 2014

Contacts:

Stephen Ramsay, Director of Secretariat
Telephone - 020 7662 1378

Liz Nicholls, Head of Shareholder Services
Telephone - 020 7662 8358

Aviva plc
St Helen's, 1 Undershaft
London EC3P 3DQ
Registered in England
Number 2468686

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 August, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary